UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of December 2004

Commission File Number: 000-32115

ENTERRA ENERGY TRUST
(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Reportable Event

On November 30, 2004 the following information was filed with Canadian regulatory authorities regarding the change in auditors for Enterra Energy Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By: /s/ Luc Chartrand
Luc Chartrand
President and Chief Executive Officer
Date: December 3, 2004

Enterra Energy Trust

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

November 30, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

Dear Sirs:

Re:

Enterra Energy Trust  - Change of Auditors

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, Enterra Energy Trust (the “Trust”) gives notice of a change of auditors, as follows:

1.

Deloitte & Touche LLP has tendered its resignation as auditors of the Trust.  On November 17th , 2004, the board of directors of Enterra Energy Corp., the administrator of the Trust (“Enterra”), accepted such resignation and appointed KPMG LLP as successor auditors of the Trust to fill the vacancy created by the resignation of Deloitte & Touche LLP.

2.

The Trust delivered a notice of change of auditors dated November 17th , 2004 to Deloitte & Touche LLP and KPMG LLP.  Such notice is attached hereto.

3.

Deloitte & Touche LLP’s letter dated November 23rd, 2004 states their agreement with the information contained in the notice.  Such letter is attached hereto.

4.

KPMG LLP’s letter dated November 26, 2004 states their agreement with the information contained in the notice.  Such letter is attached hereto.

5.

The board of directors of Enterra has considered and approved the proposal to change the auditors and the attached notice to and letters from Deloitte & Touche LLP and KPMG LLP.

Yours very truly,

Enterra Energy Trust

/s/ Luc Chartrand

Luc Chartrand

President and Chief Executive Officer

Enterra Energy Corp.

cc.:Deloitte & Touche Calgary LLP, Chartered Accountants

      KPMG LLP, Chartered Accountants

Enterra Energy Trust

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

November 17, 2004

KPMG LLP

1200-205 5th Avenue SW

Calgary, Alberta T2P 4B9

Attention:

Mr. Murray Suey

Deloitte & Touche LLP

3000-700 2nd Street SW

Calgary, Alberta T2P 0S7

Attention:

Mr. Don Hyndman

Dear Sirs:

Re:

Notice of Change of Auditors

We wish to confirm that Deloitte & Touche LLP has tendered its resignation as auditor of Enterra Energy Trust  (“Enterra”) on November 9, 2004 (the “Resignation Date”), at the request of Enterra.   Effective November 17, 2004, the board of directors of Enterra Energy Corp., the administrator of Enterra, accepted the resignation of Deloitte & Touche LLP and appointed KPMG LLP as the new auditor of Enterra to fill the vacancy created by the resignation of Deloitte & Touche LLP.

We also wish to confirm that:

(a)

there have been no reservations contained in the audit reports of Deloitte & Touche LLP on the consolidated balance sheet of Enterra as at December 31, 2003 and the consolidated statements of income and retained earnings and changes in financial position for the year then ended;

(b)

the resignation of Deloitte & Touche LLP and appointment of KPMG LLP as the successor auditors of Deloitte & Touche LLP was approved by the board of directors of Enterra Energy Corp.; and

(c)

there have been no reportable events (disagreements, unresolved issues or consultations as described in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”)) in connection with the audit by Deloitte & Touche Calgary LLP of Enterra’s financial statements as described above.

In accordance with NI 51-102, please review this notice and prepare and deliver to Enterra and to Deloitte & Touche LLP or KPMG LLP, as the case may be, not later than 20 days following the Resignation Date, a letter addressed to the securities regulatory authorities in each of the provinces of Canada in which Enterra is a reporting issuer (namely: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec and Nova Scotia) stating whether, in respect of each statement contained in this notice, you agree, disagree or have no basis to agree or disagree.  In the event of disagreement, please state your reasons therefor.

This letter and your reply will be included by Enterra in the information circular that Enterra will be mailing to its unitholders for its next annual meeting.

Yours very truly,

Enterra Energy Trust

/s/ Luc Chartrand

Luc Chartrand

President and Chief Executive Officer

Enterra Energy Corp.

Deloitte

Deloitte &Touche LLP 3000 Scotia Centre

700 Second Street S.W. Calgary AB T2P 0S7 Canada

Tel: (403) 267-1700 Fax: (403) 264-2871 www.deloitte.ca

November 22, 2004

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs:

Re: Enterra Energy Trust (the "Trust") - Change of Auditors Notice

Pursuant to Section 4.11, Paragraph (5)(a)(ii)(B) of National Instrument 51 -102, we hereby confirm our agreement with the information contained in the Change of Auditor Notice sent to us by the Trust dated November 17, 2004. This confirmation is based on our knowledge of the information to date.

Yours truly,

(signed) Deloitte & Touche LLP

Chartered Accountants.

Member of

Deloitte Touche  Tohmatsu

KPMG

KPMG LLP

Chartered Accountants

1200 205 – 5th Avenue SW

Calgary AB T2P 4B0

Telephone (403) 691-8000

Telefax (403) 391-8008

www.kpmg.ca

The Securities Commission or similar regulatory authority in each of the Provinces of Canada

Dear Sirs/Mesdames

Enterra Energy Trust

We have read the Notice of Change of Auditors of Enterra Energy Trust dated November 17, 2004 and are in agreement with the statements contained in such Notice.

Yours very truly

(signed) KPMG LLP

Chartered Accountants Calgary, Canada

November 26, 2004